SPHERE 3D CORPORATION

(Formerly T.B. Mining Ventures Inc.)

For the Years Ended December 31, 2013, and December 31, 2012

(Expressed in Canadian Dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying annual consolidated financial statements of Sphere 3D Corporation (“Sphere 3D” or the "Company") have been prepared by management in accordance with International Financial Reporting Standards and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide assurance that transactions are authorized, assets safeguarded and proper records maintained.

The Audit Committee of the Board of Directors has reviewed with the Company’s independent auditors the scope and results of the annual audit and the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, Collins Barrow Toronto LLP are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and their report follows.

MANAGEMENT’S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING
(“ICFR”) AND DISCLOSURE CONTROLS AND PROCEDURES (“DCP”)

Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The internal control system was designed to provide reasonable assurance to the Company’s management regarding the preparation and presentation of the financial statements.

As the Company is a Venture Issuer (as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) (“NI 52-109”), the Company and management are not required to include representations relating to the establishment and/or maintenance of DCP and/or ICFR, as defined in NI 52-109.

“Peter Tassiopoulos”	“Scott Worthington”
………………………………………	………………………………………
Peter Tassiopoulos	Scott Worthington
Chief Executive Officer	Chief Financial Officer

Mississauga, Ontario	Mississauga, Ontario
April 28, 2014	April 28, 2014

Collins Barrow Toronto LLP
Collins Barrow Place
11 King Street West
Suite 700, Box 27
Toronto, Ontario
M5H 4C7 Canada
INDEPENDENT AUDITORS' REPORT To the Shareholders of Sphere 3D Corporation
T. 416.480.0160
F. 416.480.2646
www.collinsbarrow.com

We have audited the accompanying consolidated financial statements of Sphere 3D Corporation and its subsidiaries which comprise the consolidated financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2013 and December 31, 2012 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sphere 3D Corporation as at December 31, 2013 and December 31, 2012, and its financial performance and its cash flows for the years ended December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Licensed Public Accountants
Chartered Accountants
April 25, 2014
Toronto, Ontario

This office is independently owned and operated by Collins Barrow Toronto LLP The Collins Barrow trademarks are used under License.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Consolidated Statements of Financial Position
As at
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2013	2012

Assets
Current
Cash and cash equivalents	$5,550,788	$1,633,334
Investments	312,823	10,203
Loans	203,641	-
Subscriptions receivable	-	150,035
Sales tax recoverable	95,088	78,319
Amounts receivable	-	54,729
Inventory	136,591	-
Advance equipment payments	397,702	-
Prepaid and sundry assets	142,361	105,401
	6,838,994	2,032,021

Capital assets (note 5)	389,119	358,127
Investment	-	101,821
Intangible assets (note 6)	1,668,079	718,750

	$8,896,192	$3,210,719

Liabilities
Current
Trade and other payables (note 7)	$478,282	$303,218
Deferred revenue	504,488	-

	982,770	303,218

Shareholders' Equity
Common share capital (note 9)	12,085,781	5,409,488
Other equity (note 10)	1,715,151	1,007,500
Deficit	(5,887,510)	(3,509,487)

	7,913,422	2,907,501

	$8,896,192	$3,210,719

Nature of operations (note 1)
Commitment and contingencies (note 12)
Subsequent events (note 16)

Approved by the Board	“Glenn Bowman”	“Peter Tassiopoulos”
	Director	Director

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

	December 31	December 31
	2013	2012

Revenue	$-	$409,347

Expenses
Cost of goods sold	-	356,688
Salaries and consulting	1,433,993	1,179,711
Professional fees	143,362	380,762
General and administrative	283,707	291,745
Technology development	28,985	41,773
Listing fees (note 8)	-	382,777
Regulatory fees	221,676	42,405
Amortization of patents	3,492	1,250
Amortization of property and equipment	222,124	174,391

	2,337,339	2,851,502
Loss from operations	(2,337,339)	(2,442,155)

Finance income (expenses)
Interest income	4,206	117
Interest expense	(2,770)	(19,267)
Investment holding loss	(36,947)	-
Foreign exchange loss	(5,173)	-

	(40,684)	(19,150)

Net loss and comprehensive loss for the year	$(2,378,023)	$(2,461,305)

Loss per share

Basic and diluted	$(0.14)	$(0.21)

Weighted average number of common shares	17,330,942	11,918,124

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Consolidated Statements of Changes in Equity
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

	Number	Number
	of	of		Preferred
	common	preferred	Common	share	Other
	shares	shares	share capital	capital	Equity	Deficit	Total

Balance at December 31, 2011[1]	10,600,000	500,000	$2,411,832	$2,500	$25,000	$(1,048,182)	$1,391,150

Issuance of common shares	4,116,913	-	3,431,792	-	-	-	3,431,792
Share issuance costs	-	-	(373,511)	-	-	-	(373,511)
Issuance of warrants	-	-	(712,500)	-	712,500	-
Share-based payments	23,529	-	20,000	-	-	-	20,000
Share based compensation – Employee
stock options	-	-	-	-	270,000	-	270,000
Conversion of debt	117,647	-	100,000	-	-	-	100,000
Conversion of preferred shares	500,000	(500,000)	2,500	(2,500)	-	-
Shares issued for acquisition of T.B. Mining Ventures Inc.	756,250	-	529,375	-	-	-	529,375
Comprehensive loss for the period	-	-	-	-	-	(2,461,305)	(2,461,305)

Balance at December 31, 2012[1]	16,114,339	-	$5,409,488	$-	$1,007,500	$(3,509,487)	$2,907,501

Issuance of common shares	1,250,000	-	4,187,500	-	-	-	4,187,500
Share issuance costs	-	-	(441,178)	-	-	-	(441,178)
Issuance of warrants	-	-	(860,000)	-	860,000	-	-
Exercise of warrants	2,784,840	-	3,844,720	-	(1,154,528)	-	2,690,192
Issuance of warrants on exercise	-	-	(703,000)	-	703,000	-	-
Exercise of options	180,001	-	148,251	-	(20,500)	-	127,751
Share-based payments	769,231	-	500,000	-	-	-	500,000
Share based compensation – Employee
stock options	-		-		319,679	-	319,679
Comprehensive loss for the period	-	-	-	-	-	(2,378,023)	(2,378,023)

Balance at December 31, 2013	21,098,411		$12,085,781	$-	$1,715,151	$(5,887,510)	$7,913,422

1Represents the legal capital of Sphere 3D Inc. (the accounting acquirer). The legal capital of T.B. Mining Ventures Inc. (the legal acquirer) was 3,025,000 common shares.

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Consolidated Statements of Cash Flows
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2013	2012

Cash flow from operating activities

Net comprehensive loss for the period	$(2,378,023)	$(2,461,305)

Items not affecting cash:
Amortization	225,616	175,641
Listing fee	-	382,777
Stock based compensation	319,679	270,000
Expenses paid through stock issuances	102,298	120,000
Investment holding loss	36,947	-
Accrued interest	(4,179)	(110)
Change in working capital:
Change in sales tax recoverable	(16,769)	44,415
Change in amounts receivables	54,729	178,596
Change in inventory	(136,591)	21,078
Change in prepaid and sundry assets	(36,960)	49,427
Change in trade and other payables	175,064	(14,269)
Change in deferred revenue	270,921	(30,070)

Net cash used in operating activities	(1,153,701)	(1,263,820)

Cash flow from investing activities

Reverse take-over of T.B. Mining Ventures Inc.	-	51,277
Acquisition of capital assets	(253,116)	(145,063)
Loans	(203,641)
Investment in technology	(952,821)	(25,000)

Net cash used in investing activities	(1,643,145)	(118,786)

Cash flow from financing activities
Exercise of warrants and options	2,817,943	-
Proceeds from sale of common shares, net of issue costs	3,896,357	2,857,846

Net cash used financing activities	6,714,300	2,857,846

Net increase in cash and cash equivalents	3,917,454	1,475,240

Cash and cash equivalents at opening	1,633,334	158,094

Cash and cash equivalents at closing	$5,550,788	$1,633,334

See accompanying notes, which are an integral part of these financial statements

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Sphere 3D Corporation (the "Company") was incorporated under the Business Corporations Act (Ontario) on May 2, 2007 as T.B. Mining Ventures Inc. The Company is listed on the TSXV, under the trading symbol “ANY” and the OTC-QX, under the trading symbol “SPIHF” and has its main and registered office of the Company located at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1.

On December 21, 2012, the Company completed its Qualifying transaction (the “Transaction”) with Sphere 3D Inc. (“Sphere 3D”) and changed its name to Sphere 3D Corporation. The Transaction resulted in the Company acquiring 100% of the issued and outstanding securities of Sphere 3D through a securities exchange (see note 8). Accordingly, the former security-holders of Sphere 3D acquired control of the Company through a reverse takeover. The accounting parent in the reverse takeover was Sphere 3D. Therefore, the consolidated financial statements are presented from the perspective of Sphere 3D and the comparative figures presented prior to December 21, 2012 are those of Sphere 3D. The results of operations of the legal parent, Sphere 3D Corporation (formerly T.B. Mining Ventures Inc.), are included from the date of the reverse takeover.

Sphere 3D Inc. is a technology development company focused on establishing its patent pending emulation and virtualization technology. These consolidated statements include the financial statements of the Company, its wholly-owned subsidiary, Sphere 3D Inc., which was incorporated under the Canada Business Corporation Act on October 20, 2009, and its wholly owned subsidiary, Frostcat Technologies Inc., which was incorporated under the Business Corporations Act (Ontario) on February 13, 2012.

The Company will have to raise additional capital to fund operations until such point that revenues from products and technology are able to fund operations. If the Company is not able to raise sufficient capital then there is the risk that the Company will not be able to realize the value of its assets and discharge its liabilities. To date the Company has been successful raising capital in fiscal 2012 and 2013. These proceeds are used to fund operations of the Company.

2.	STATEMENT OF COMPLIANCE

The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Financial Statements were approved by the Company’s Board of Directors on April 18, 2014

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements as at and for the periods ended December 31, 2013 and 2012, unless otherwise indicated.

The consolidated financial statements comprise the accounts of the Company, and its controlled subsidiaries. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

	(a)	Use of estimates and judgements

The preparation of the financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are noted below with further details of the assumptions in the following notes:

(i)	Share-based payments

When charges for share-based payments are based on the equity instrument granted, the fair value is calculated at the date of the award. The equity instruments are valued using Black-Scholes; inputs to the model include assumptions on share price volatility, discount rates and expected life outstanding.

(ii)	Investment in technology

The recoverability of the investment in technology is dependent on the future realization of cash flows from amounts spent.

(iii)	Property and equipment

The useful lives of property and equipment is estimated based on the length of use of the assets by the Company.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(a)	Use of estimates and judgements (continued)

		(iv)	Income taxes

Tax interpretations, regulations and legislation in the jurisdiction in which the Company operates are subject to change. As such, income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realised from future taxable earnings.

(b)	Foreign currency

The functional currency of the Company and its subsidiaries is the Canadian dollar. Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the period end exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(c)	Financial instruments

	(i)	Non-derivative financial assets

Non-derivative financial instruments comprise of cash and cash equivalents, investments, loans, subscriptions receivable and trade and other payables. Non-derivatives financial instruments are recognised initially at the fair value plus, for instruments not at fair value through profit and loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

	(ii)	Cash, cash equivalents and investments

Cash and cash equivalents comprise cash on hand, term deposits with banks, other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management, whereby management has the ability and intent to net bank overdrafts against cash, are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(c)	Financial instruments (continued)

		(ii)	Cash, cash equivalents and investments (continued)

Investments comprise highly liquid investments, in the form of guaranteed investment certificates, with maturities greater than three months but with cashable features. Investments have been used to secure the Company’s credit rating and are therefore separated from cash and cash equivalents for the purpose of the statement of cash flows.

		(iii)	Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Upon initial recognition the transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company has designated cash and cash equivalents and investments at fair value.

		(iv)	Other

Other non-derivative financial instruments, such as trade and other payables, are measured at amortized cost using the effective interest method, less any impairment losses.

(d)	Capital assets

	(i)	Recognition and measurement

Items of property and equipment are measured at cost less accumulated amortization and accumulated impairment losses. Costs include expenditure that is directly attributable to the acquisition of the asset.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized net within other income in profit or loss.

(ii)	Subsequent costs

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit (loss) as incurred.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(d)	Property and equipment (continued)

		(iii)	Amortization

Amortization is calculated as the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the assets.

The estimated useful lives for the current and comparative periods are as follows:

•	Computer hardware	- 3 years
•	Furniture and fixtures	- 5 years
•	Marketing and Web Development	- 2 years
•	Leasehold improvements	- over the term of the lease

This most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Estimates for amortization methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate.

(e)	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

(f)	Trade and other payables

Trade and other payables are stated at cost.

(g)	Balance sheet

Assets and liabilities expected to be realised in, or intended for sale or consumption in, the Company’s normal operating cycle, usually equal to 12 months, are recorded as current assets or liabilities.

(h)	Statement of cash flows

The Company prepares its Statement of Cash Flows using the indirect method.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(i)	Impairment

		(i)	Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statement of comprehensive loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in the statement of comprehensive loss.

		(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets referred to as a cash generating unit (CGU). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less cost to disposal.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from sales.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(i)	Impairment

		(ii)	Non-financial assets (Cont’d)

Fair value less costs of disposal to sell is determined as the amount that would be obtained from the sale of a CGU in an arm’s length transaction between knowledgeable and willing parties. The fair value less cost of disposal is generally determined as the net present value of the estimated future cash flows expected to arise from the continued use of the CGU, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate which would be applied by such a market participant to arrive at a net present value of the CGU.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of comprehensive loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of other assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

(j)	Intangible assets

	(i)	Patents

Costs to obtain patents are capitalized and are amortized to operations on a straight-line basis over the underlying term of the patents, which is 20 years, commencing upon the registration of the patent.

	(ii)	Investment in Technology

The investment in technology consists of consideration paid for the acquisition of the technology. Amortization commences with the successful commercial production or use of the product or process. These costs are being amortized over a period of four years from commencement of commercial use, which has not yet commenced.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(j)	Intangible assets (continued)

		(iii)	Research and Development Costs

Research costs are charged to income when incurred.

Development costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. As of July, 2013, the Company has met the requirements for deferral of these expenses and has commenced capitalization of development costs incurred relating to its investment in technology. Amortization commences with the successful commercial production or use of the product or process. These costs are being amortized over a period of four years from commencement of commercial use, which has not yet commenced.

Investment Tax Credits ("ITCs") earned as a result of incurring Scientific Research and Experimental Development ("SRED") expenditures are recorded as a reduction of the related current period expense, the related deferred development costs or related capital assets. Management records ITC's when there is reasonable assurance of collection. To date, management has not recorded any amounts related to ITC’s.

(k)	Share capital – common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(l)	Share based payments

The grant date fair value of options awarded to employees, directors, and service providers is measured using the Black-Scholes option pricing model and recognised in the statement of comprehensive loss, with corresponding increase in contributed surplus over the vesting period. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the option, consideration received, together with the amount previously recognised in contributed surplus, is recorded as an increase to share capital.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(m)	Revenue

Revenue is recorded when persuasive evidence of an agreement exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, price is fixed and determinable, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, the distribution of the media has occurred and collectability is reasonably assured and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. Revenue is deferred when the Company has received the cash and has a further obligation to the customer. The revenue is then recognized when the Company has fulfilled that obligation.

	(n)	Finance income and expenses

Finance expenses comprise interest expense on borrowings, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets.

Interest income is recognised as it accrues in profit or loss, using the effective interest method.

Foreign currency gain and losses, reported under finance income and expenses, are reported on a net basis.

	(o)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised on the initial recognition of assets or liabilities in a transaction that is not a business combination. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(n)	Income taxes (continued)

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

	(o)	Loss per share

Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as options and warrants. The dilutive effect on earnings per share is recognised on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. At year end, the effect of stock options and warrants was anti-dilutive.

	(p)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognised for future operating losses.

	(q)	Contingent liability

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

	(r)	Change in accounting policies

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods after December 31, 2013. Many are not applicable to, or do not have a significant impact on, the Corporation and have been excluded from the table below.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(r)	Change in accounting policies (continued)

(i)

IFRS 10 – Consolidated financial statements (“IFRS 10”) was issued by the IASB inMay 2011. IFRS 10 is a new standard that identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control consists of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

(ii)

IFRS 11 – Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011. IFRS 11 is a new standard that focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

(iii)

IFRS 12 – Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 is a new standard that provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and of balance sheet vehicles. At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

(iv)

IFRS 13 – Fair value measurement (“IFRS 13”) was issued by the IASB in May 2011. IFRS 13 is a new standard that provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. The key points of IFRS 13 are as follows:

Fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;

Financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;

Disclosure regarding the fair value hierarchy has been moved from IFRS 7 to IFRS 13 and further guidance has been added to the determination of classes of assets and liabilities;

A quantitative sensitivity analysis must be provided for financial instruments measured at fair value;

A narrative must be provided discussing the sensitivity of fair value measurement categorized under Level 3 of the fair value hierarchy to significant unobservable inputs; and

Information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

(r)	Change in accounting policies (continued)

At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements given the existing asset and liability mix of the Company to which fair value accounting applies.

(v)

IAS 1 – Presentation of financial statements (“IAS 1”) was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

	(vi)	IAS 27 – Separate Financial Statements

IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

	(vii)	IAS 28 – Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture). At January 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company’s financial statements.

(s)	Future accounting pronouncements

The accounting pronouncements detailed in this note have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

3.	Significant Accounting Policies (continued)

	(s)	Future accounting pronouncements (continued)

		i)	IFRS 9 – Financial Instruments

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 - Financial

Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.

The effective date of IFRS 9 was deferred to years beginning on or after January 1, 2018. Earlier application is permitted.

		ii)	IAS 32 – Financial Instruments

IAS 32 Financial Instruments: Presentation was amended by the IASB in December 2011. Offsetting Financial Assets and Financial Liabilities amendment addresses inconsistencies identified in applying some of the offsetting criteria. The amendment is effective for annual periods beginning on or after January 1, 2014. Earlier application is permitted.

		iii)	IAS 36 – Impairment of Assets

IAS 36 Impairment of Assets was amended by the IASB in June 2013. Recoverable Amount Disclosures for Non-Financial Assets amendment modifies certain disclosure requirements about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The amendment is effective for annual periods beginning on or after January 1, 2014. Earlier application is permitted when the entity has already applied IFRS 13.

4.	Determination of Fair Value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

4.	Determination of Fair Value (continued)

	(a)	Cash and cash equivalents, investments and trade and other payables.

The fair value of cash and cash equivalents, investments and trade and other payables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. At December 31, 2013 and December 31, 2012, the fair value of these balances approximated their carrying value due to their short term to maturity.

(b)

The fair value of stock options and warrants are measured using a Black -Scholes, option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option and warrant holder behaviour) and the risk-free interest rate (based on government bonds).

The carrying value of amounts receivable, loans and trade and other payables included in the financial position approximate fair value due to the short term nature of those instruments.

The following tables provide fair value measurement information for financial assets and liabilities as of December 31, 2013 and 2012.

Fair value measurements using
			Quoted	Significant
			prices in	other	Significant
			Active	observable	unobservable
December 31,	Carrying		Market	inputs	inputs
2013	amount	Fair value	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$5,550,788	$5,550,788	$5,550,788	$-	$-
Investments	$312,823	$312,823	$312,823	$-	$-

			Fair value measurements using
			Quoted	Significant
			prices in	other	Significant
			Active	observable	unobservable
December 31,	Carrying		Market	inputs	inputs
2012	amount	Fair value	(Level 1)	(Level 2)	(Level 3)
Financial assets
Cash and cash equivalents	$1,633,334	$1,633,334	$1,633,334	$-	$-
Investments	$10,203	$10,203	$10,203	$-	$-
Long term Investments	$101,821	$101,821	$101,821	$-	$-

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

4.	Determination of Fair Value (continued)

Level 1 fair value measurements are based on unadjusted quoted market prices.

Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices.

Level 3 fair value measurements are those with inputs for the asset or liability that are not based on observable market data.

5.	Capital assets

		Furniture	Marketing &
	Computer	and	Web
Cost	Hardware	Fixtures	Development	Leaseholds	Total

Balance at December 31, 2011	$372,506	$2,463	$-	$75,009	$449,978
Additions	137,178	4,000	-	3,885	145,063
Disposals	-	-	-	-	-

Balance at December 31, 2012	509,684	6,463	-	78,894	595,041
Additions	148,895	-	104,220	-	253,115
Disposals			-

Balance at December 31, 2013	$658,579	$6,463	$104,220	$78,894	$848,156

		Furniture	Marketing &
Accumulated	Computer	and	Web
Depreciation	Hardware	Fixtures	Development	Leaseholds	Total

Balance at December 31, 2011	$57,240	$123	$-	$5,160	$62,523
Additions	157,851	826		15,714	174,391
Disposals	-	-	-	-	-

Balance at December 31, 2012	215,091	949	-	20,874	236,914
Additions	183,977	1,293	21,075	15,778	222,123
Disposals	-	-		-	-
Balance at December 31, 2013	$399,068	$2,242	$21,075	$36,652	$459,037
Net book value as at December 31, 2012	$294,593	$5,514	$-	$58,020	$358,127
Net book value as at December 31, 2013	$259,511	$4,221	$83,145	$42,242	$389,119

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

6.	Intangible assets

	(i)	Investment in technology

On December 31, 2010, the Company acquired all rights and assets related to the emulation and virtualization technology from Promotion Depot Inc., in a non-arms length transaction, in exchange for 1,000,000 shares of the Company’s common stock. Since the fair value of the assets received are not readily determinable, the investment was valued based on the $695,000 fair value of the shares received by Promotion Depot Inc. The technology acquired is still in the development stage and not in commercial use. As such, amortization of this asset has not commenced.

As of July 2013, the Company met the requirements for the deferral of development costs, under IFRS, and has commenced capitalizing the development costs incurred during the period. The technology acquired is still in the development stage and not in commercial use. As such, amortization of this asset has not commenced.

	(ii)	Patents

During the year ended December 31, 2013, the Company filed 6 patents based on its technology, in addition to the 3 preliminary patents, filed on January 16, 2012, based on the technology acquired in the investment in technology.

	Investment in
Cost	technology	Patents	Total

Balance at December 31, 2011	$695,000	$-	$695,000
Additions	-	25,000	25,000
Disposals	-	-	-

Balance at December 31, 2012	695,000	25,000	720,000
Additions	885,250	67,571	952,821
Disposals	-	-	-

Balance at December 31, 2013	$1,580,250	$92,571	$1,672,821

Accumulated	Investment in
amortization	technology	Patents	Total

Balance at December 31, 2011	$-	$-	$-
Additions	-	1,250	1,250
Disposals	-	-	-

Balance at December 31, 2012	-	1,250	1,250
Additions	-	3,492	3,492
Disposals	-	-	-

Balance at December 31, 2013	$-	$4,742	$4,742

Net book value as at December 31, 2012	$695,000	$23,750	$718,750

Net book value as at December 31, 2013	$1,580,250	$87,829	$1,668,079

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

7.	Trade and other payables

	December 31	December 31
	2013	2012
Trade payables	$161,337	$251,845
Non-trade payables and accrued expenses	316,945	51,373
	$478,282	$303,218

8.	The Transaction

The Company completed the Transaction on December 21, 2012, pursuant to a definitive amalgamation agreement dated August 31, 2012. The Transaction constitutes a reverse takeover of the Company but does not meet the definition of a business combination, and therefore, IFRS 3 Business Combinations is not applicable. As a result and in accordance with reverse take-over accounting for a transaction that is not considered a business combination:

Sphere 3D Corporation (formerly T.B. Mining Ventures) is treated as the acquiree and Sphere 3D Inc. is treated as the acquirer. As a result, the amalgamated entity is deemed to be a continuation of Sphere 3D Inc. and Sphere 3D Inc. is deemed to have acquired control of the assets and business of the Company with the consideration of the issuance of capital, and therefore IFRS 2 Share-based Payment, is applicable.

Under the terms of the Amalgamation Agreement, T.B. Mining Ventures was required to consolidate (the “Consolidation”) its securities on a four (4) for one (1) exchange ratio. As of the date of the Transaction there were 756,250 T.B. Mining Shares issued and outstanding as fully paid and non-assessable, after giving effect to the Consolidation.

The fair value of the consideration issued for the net assets of the Company is as follows:

$

756,250 common shares valued at $0.70 per share	529,375

Allocated to net asset value (at December 21, 2012):	$

Cash and cash equivalents	51,277
Long term investment	101,821
Accounts payable	(6,500)

Net assets	146,598
Cost of listing (expensed)	382,777

529,375

The purchase price is recorded as an increase in share capital of $529,375

Transaction costs associated with the Reverse Takeover Transaction which amounted to $124,126 and the cost of listing of $382,777 have been recorded as an expense.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

9.	Share Capital Authorized an unlimited number of common shares

Issued and outstanding

	Number
	of Shares	Value

Balance, December 31, 2011	10,600,000	$2,411,832

Issued for cash (net of cash fees of $373,541)	4,116,913	3,058,281
Less: Proceeds allocated to warrants		(600,000)
Brokers warrants	-	(112,500)
Issued for services rendered	23,529	20,000
Issued on conversion of debt	117,647	100,000
Issued on conversion of preferred shares	500,000	2,500
Reverse takeover transaction (note 8)	756,250	529,375

Balance, December 31, 2012	16,114,339	$5,409,488

Issued for cash (net of cash fees of $441,178)	1,250,000	3,746,322
Less: Proceeds allocated to warrants		(775,000)
Brokers warrants		(85,000)
Issued on exercise of warrants	2,784,840	3,844,720
Warrants issued on exercise		(703,000)
Issued on exercise of options	180,001	148,251
Issued for future services	769,231	500,000

Balance, December 31, 2013	21,098,411	$12,085,781

(i)

On January 13, 2012, the Company issued 450,571 shares of common stock for cash proceeds of $315,400, less cash fees of $29,650. In connection with this transaction, the Company issued broker warrants to purchase 65,028 shares of common stock, at $0.70 per share, for a period of three years. The broker warrants were valued at $19,000. The brokers warrants have been valued based on the equity instruments granted.

(ii)

As a condition to the Amalgamation, Sphere 3D completed a private placement of Sphere 3D Units (the "Financing") with gross proceeds of $3,116,642. Each Sphere 3D Unit consisted of one Sphere 3D Share and one Sphere 3D Warrant, entitling the holder to purchase one Sphere 3D Share at an exercise price of $1.00 per Sphere 3D Share within two years of the completion of the Qualifying Transaction.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Issued and outstanding (continued)

(ii) (continued)

The Financing was completed in five tranches, as follows:

	Date	Number	Gross	Cash	Value of
		of Units	Proceeds	Fees	Warrants

(i)	July 26, 2012	1,141,976	$970,680	$147,800	$180,000
(ii)	October 30, 2012	1,540,003	1,309,003	132,588	245,000
(iii)	November 13, 2012	324,300	275,655	28,282	70,000
(iv)	December 13, 2012	476,163	404,739	21,800	75,746
(v)	December 14, 2012	183,900	156,315	13,421	29,254

		3,666,342	$3,116,392	$343,891	$600,000

In addition, at the same time as the November 13, 2012 closing, Sphere 3D issued 117,647 Units in settlement of a debt of $100,000. The value of the Sphere 3D PP Warrants issued in this debt conversion was $19,000.

In connection with the Financing, the Company paid to the Agent, Jennings Capital Ltd., commissions in the amount of 8% of gross proceeds, and issued 325,925 Sphere 3D Broker Unit Warrants (10% of the brokered securities sold in the Financing). The brokers warrants have been valued based on the equity instruments granted. In addition, the Company paid the Agent a corporate finance fee of $20,000 (through the issue of 23,529 shares of Sphere 3D).

The Broker Unit Warrants are exercisable into Sphere 3D Units at an exercise price of $0.85 per unit within two years of closing of the Financing. Each Sphere 3D Unit consists of a Sphere 3D Share and a Sphere 3D PP Warrant. The Sphere 3D Broker Unit Warrants issued for the five tranches were valued at $33,000, $44,500, $8,000, $4,000 and $4,000 respectively, using the Black-Scholes model.

The fair value of the warrants issued were estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions:

				Broker
		Broker	Investor	Unit
		Warrants	Warrants	Warrants

(I)	dividend yield	0%	0%	0%
(II)	expected volatility	60%	60%	60%
(III)	a risk free interest	1.71%	1.28%	1.07%
(IV)	an expected life	3 years	2 years	2 years
(V)	a share price	$0.70	$0.70	$0.85
(VI)	an exercise price	$0.70	$1.00	$0.85

Expected volatility was based on comparable companies.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Issued and outstanding (continued)

(iii)

On July 15, 2013, in connection with a supply agreement (the “Supplier Agreement”) with Overland Storage, Inc., the Company issued 769,231 shares of common stock, with a value of $500,000, to Overland Storage Inc. (“Overland”) as a prepayment for systems infrastructure. Pursuant to the Supplier Agreement entered into between Overland and the Company, the Company has agreed to pay for up to $1.5 million of cloud infrastructure equipment purchases from Overland in the form of common shares in the capital of the Company (the “Common Shares”) as follows: (i) 769,231 Common Shares at a fair value of $0.65, having a value of $500,000 were issued on Closing; and (ii) that number of Common Shares equal to $500,000 divided by the 10 trading day average of the closing price per share of Common Shares ending 3 trading days prior to each of the first and second year anniversary date of the Supply Agreement, to a maximum of 769,231 Common Shares on each date having a value of $500,000. Such Sphere 3D shares are subject to a four months and one day hold period from the date of issuance in accordance with applicable Canadian securities laws. The equipment purchased has been included in inventory and advance equipment payments.

	(iv)	On November 12, 2013, the Company closed an underwritten financing for the sale of 1,250,000 units, at a price of $3.35 per unit of gross proceeds of $4,187,500.

Each Unit consisted of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each full warrant, a “Warrant”), each full Warrant being exercisable to acquire one Common Share at a purchase price of $4.50 for a period of 24 months following the closing of the Offering. The Warrants are subject to an acceleration clause whereby should the Common Shares trade at $6.00 or more for more than 10 consecutive trading days on the TSX Venture Exchange or other principal exchange, the Company has the right to issue notice to the warrant holders to accelerate the exercise period to a period ending 20 trading days from the date of notice. The warrants were valued at $775,000.

The Underwriters received a cash commission equal to 6% of the gross proceeds of the Offering, were reimbursed for fees and expenses incurred in connection with the Offering, and received compensation warrants (the “Broker Warrants”) to acquire Common Shares equal to 8% of the number of Units sold under the Offering. Each Broker Warrant is exercisable at $3.35 per common share for a period of 24 months from the closing date. The broker warrants were valued at $85,000.

The fair value of the warrants issued were estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions:

			Broker
		Investor	Unit
		Warrants	Warrants

(I)	dividend yield	0%	0%
(II)	expected volatility	60%	60%
(III)	a risk free interest	1.71%	1.71%
(IV)	an expected life	2 years	2 years
(V)	a share price	$4.73	$3.35
(VI)	an exercise price	$4.50	$3.35

Expected volatility was based on comparable companies.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Escrowed shares

With the completion of the Transaction and the Company’s subsequent listing on the TSXV, certain common shares of the Company are subject to escrow in accordance with TSXV policies. There are two separate escrow agreements in place which are subject to different rates of release. The following table summarizes the common shares that were issued by the Company and are subject to and held under each escrow and the dates of release therefrom:

	Surplus Share		Value Share
	Escrow		Escrow		Total
	Number	%	Number	%	Number	%
Balance at December 21, 2012	4,655,000	100	4,306,250	100	8,961,250	100

Released - December 27, 2012(1)	232,750	5	430,625	10	663,375	7

Balance at December 31, 2012	4,422,250	95	3,875,625	90	8,297,875	93

Released - June 27, 2013	232,750	5	645,937	15	878,687	10
Released - December 27, 2013	465,500	10	645,937	15	1,111,437	13

Total subject to escrow at December 31, 2013	3,724,000	80	2,583,751	60	6,307,751	70

Future releases

June 27, 2014	465,500	10	645,937	15	1,111,437	13
December 27, 2014	698,250	15	645,938	15	1,344,188	15
June 27, 2015	698,250	15	645,938	15	1,344,188	15
December 27, 2015	1,862,000	40	645,938	15	2,507,938	27

Total future releases	3,724,000	80	2,583,751	60	6,307,751	70

(1)	Date of issuance of TSXV exchange bulletin announcing the commencement of trading of the Company’s stock.

Escrowed shares are subject to release every six months from the date of the exchange bulletin, at the rate shown. Release dates can change if the Company were to move to the TSX Tier 1 Exchange. As well, if the operations or development of the Intellectual Property or the business are discontinued then the unreleased securities held in the QT Escrow will be cancelled.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Stock Options

i.

On January 16, 2012, the shareholders of the Company approved the establishment of an Employee Stock Option Plan. The directors are authorized to grant options to directors, employees and consultants, to acquire up to 10% of the issued and outstanding common stock. The exercise price of each option is based on the market price of the Company's stock at the date of grant. The options can be granted for a maximum term of 10 years and vest as determined by the board of directors.

ii.

On January 16, 2012 and February 15, 2012, the directors of the Company approved the award of 715,000 and 75,000 options, respectively, with a value of $200,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.70 and (VI) a share price of $0.70. Expected volatility was based on comparable companies. 540,000 of these options vested immediately. The remaining vested as follows: 125,000 vested on February 29, 2012; 25,000 vested on May 31, 2012; 75,000 on July 26, 2012; and 25,000 on August 31, 2012.

iii.

On September 19, 2012, the directors of the Company approved the award of 300,000 options, with a value of $70,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.85 and (VI) a share price of $0.69.. Expected volatility was based on comparable companies. 100,000 of these options vested immediately. The remaining options vest as follows: 25,000 vested on November 30, 2012; 25,000 vested on February 28, 2013; 25,000 vested on May 31, 2013; 25,000 vested on August 31, 2013; 33,333 vested on September 2013; 33,333 will vest on September 2014; and 33,333 will vest on September 2015.

iv.

On September 19, 2012, the directors of the Company revised the exercise price of the 615,000 options issued to the officers and directors of the Company on January 16, 2012 from $0.70 to $0.85 per share, in keeping with the offering price for the Financing. The revision had no impact on the financial results of the Company.

v.

As at the date of the Amalgamation, there were 75,000 T.B. Mining Shares reserved for issuance under the T.B. Mining Option Plan, after giving effect to the Consolidation. These options continued on under the same terms.

vi.

On March 4, 2013, the directors of the Company approved the award of 100,000 options, which vest in 4 equal quarterly amounts, exercisable for 5 years, with a value of $18,500. The fair value of the options issued was estimated at the date of grant using the Black -Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.85 and (VI) a share price of $0.60. Expected volatility was based on comparable companies.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Stock Options (continued)

vii.

On March 5, 2013, the directors of the Company approved the award of 320,000 options, which vest in 4 equal quarterly amounts, exercisable for 5 years, with a value of $79,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.60 and (VI) a share price of $0.60. Expected volatility was based on comparable companies.

viii.

On April 17, 2013, the directors of the Company approved a fiscal 2013 compensation plan for the independent directors of the Company. The plan calls for the payment of $7,500 per quarter to the independent directors, which can be paid by cash or the issuance of common stock, at the Company’s discretion, subject to TSXV approval. In addition, each of the independent directors was awarded options to purchase 25,000 shares of the Company’s common shares. The award of 75,000 fully vested options, exercisable for 10 years, was valued at $14,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.85 and (VI) a share price of $0.60. Expected volatility was based on comparable companies.

ix.

On July 3, 2013, the directors of the Company approved the award of 300,000 options, which vest in 4 equal quarterly amounts, exercisable for 5 years, with a value of $50,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.65 and (VI) a share price of $0.51. Expected volatility was based on comparable companies.

x.

On July 3, 2013, the directors of the Company approved the award of 50,000 options, which vested immediately, exercisable for 5 years, with a value of $8,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.65 and (VI) a share price of $0.51. Expected volatility was based on comparable companies.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Stock Options (continued)

xi.

In connection with the appointment of Mr. Eric Kelly to the Board of Directors of the Company and his undertaking to become the Chairman, on July 3, 2013, the directors of the Company approved the award to Mr. Eric Kelly of 850,000 options, which vest quarterly over three years, exercisable for 10 years, with a value of $215,000. The options were subject to: (i) the completion of the Agreements with Overland Storage, (ii) the agreement by the shareholders of the Company to amend the Company’s Option Plan to a 20% fixed plan; and, (iii) the ratification of the award by the Shareholders at the Annual and Special Meeting of Shareholders, held September 16, 2013. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $0.65 and (VI) a share price of $0.64. Expected volatility was based on comparable companies.

xii.

On August 30, 2013, the directors of the Company approved the award of 100,000 options, which vest in 4 equal quarterly amounts, exercisable for 10 years, with a value of $100,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $2.50 and (VI) a share price of $2.50. Expected volatility was based on comparable companies.

xiii.

On September 16, 2013, at the annual and special meeting of the shareholders of the Company, the shareholders ratified the adoption of a fixed stock option plan, authorizing the award of up to 3,375,000 shares, being approximately 20% of the common shares outstanding at the record date for the meeting.

xiv.

One September 16, 2013, the directors of the Company approved the award of 450,000 options, which vest in 4 equal quarterly amounts, exercisable for 10 years, with a value of $500,000. The fair value of the options issued was estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $2.68 and (VI) a share price of $2.68. Expected volatility was based on comparable companies. In connection with the awards made to the independent directors of the Company, the directors agreed to waive future quarterly fees until the Company achieves commercialization.

xv.

On November 1, 2013, the directors of the Company approved the award of 50,000 options, which vest in 4 equal quarterly amounts, exercisable for 10 years, with a value of $88,000. The fair value of the options issued was estimated at the date of grant using the Black -Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an expected life of 3 years; (V) an exercise price of $4.28 and (VI) a share price of $4.28. Expected volatility was based on comparable companies.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

9.	Share Capital (continued)

Stock Options (continued)

As at December 31, 2013 the Company had 435,000 additional options available for issuance. A continuity of the unexercised options to purchase common shares is as follows:

	Weighted average
	exercise price	Number

Balance at December 31, 2011	$0.00	-

Granted	0.82	1,090,000
Issued on Transaction	0.80	75,000
Expired	0.70	(150,000)

Balance at December 31, 2012	$0.83	1,015,000

Granted	1.24	2,295,001
Exercised	0.71	(180,001)
Expired	0.60	(320,000)

Outstanding at December 31, 2013	$1.18	2,810,000

Exercisable at December 31, 2013	$1.03	1,176,666

The weighted average share price on the date of exercise was $3.69.

The following table provides further information on the outstanding options as at December 31, 2013:

Expiry Date	Number exercisable	Number outstanding	Weighted average exercise price	Weighted average years remaining
March 4, 2018	75,000	100,000	$ 0.85	4.25
July 3, 2018	-	225,000	0.65	4.50
September 8, 2020	20,000	20,000	0.80	6.66
January 16, 2022	640,000	640,000	0.83	8.04
September 19, 2022	158,333	300,000	0.85	8.71
April 16, 2023	75,000	75,000	0.85	9.29
July 2, 2023	70,833	850,000	0.65	9.50
August 29, 2023	25,000	100,000	2.50	9.67
September 15, 2023	112,500	450,000	2.68	9.71
October 31, 2023	-	50,000	4.28	9.83
	1,176,666	2,810,000	$ 1.18	8.61

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

9.	Share Capital (continued) Warrants

The Company had the following warrants outstanding:

			Weighted Average
		Number of	Exercise
		Warrants	Price

Outstanding at December 31, 2011		87,500	$0.70

Granted –	Broker Warrants	65,028	0.70
Investor Warrants	3,783,989	1.00
	Broker Unit Warrants(1)	325,925	0.85

Outstanding at December 31, 2012		4,262,442	$0.98

Exercised –	Broker Warrants	(152,528)	0.70
	Investor Warrants	(1,980,462)	1.00
	Broker Unit Warrants	(325,925)	0.85

Issued on exercise of Broker Unit Warrants		325,925	1.00
Exercise of warrants issued		(325,925)	1.00

Granted –	Investor Warrants	625,000	4.50
	Broker Unit Warrants(2)	100,000	3.35

Outstanding at December 31, 2013		2,528,527	$1.96

The weighted average share price on the date of exercise was $3.46

(1)

The Broker Unit Warrants were exercisable into Sphere 3D Units at an exercise price of $0.85 per unit within two years of closing of the Financing. Each Sphere 3D Unit consists of a Sphere 3D Share and a Sphere 3D Investor Warrant, exercisable at $1.00.

Upon exercise of the Broker Unit Warrants Sphere 3D Investor Warrants were issued, at a cumulative value of $703,000. The fair value of the warrants issued was estimated at the date of exercise of the Broker Unit Warrant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% (IV) an average expected life of less than 1 year; (V) an exercise price of $1.00 and (VI) an average share price of $3.13. Expected volatility was based on comparable companies.

(2)

The Broker Unit Warrants were exercisable into Sphere 3D Units at an exercise price of $3.35 per unit within two years of closing of the Financing. Each Sphere 3D Unit consists of a Sphere 3D Share and a Sphere 3D Investor Warrant, exercisable at $4.50.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

10.	Other Equity

	2013	2012

Other equity beginning of period	$1,007,500	$25,000
Value of warrants issued	1,563,000	712,500
Value of options issued	319,679	270,000
Value of warrants exercised	(1,154,528)	-
Value of options exercised	(20,500)	-

Warrant capital end of period	$1,715,151	$1,007,500

11.	Related Party Transactions

Related parties of the Company include the Company’s key management personnel and independent directors.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise).

The compensation paid or payable to key management personnel is shown below:

	December 31	December 31
	2013	2012
Salaries, management fees and benefits	$875,000	$444,181
Share-based payments - management	240,722	66,813
Share-based payments - directors	340,111	134,976

	$1,455,833	$645,970

Legal services of $110,428 (2012 - $209,288) were provided by a legal firm affiliated with a director of the Company.

Amounts owing to related parties at year end included in accounts payable total $ 207,042 (2012 - $141,658)

12.	Commitment and Contingencies

The Company entered into a five year lease, for a 6,000 square foot, free standing building, on May 1, 2011. In addition to the minimum lease payments, the Company is required to pay operating costs estimated at $27,000 per year. The minimum lease payments for the Company’s facility in

Mississauga, are as follows:

2014	$58,000
2015	59,500
2016	20,000

Refer to note 9(ii) for additional commitments to issue shares.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

13.	Deferred Income Taxes

Reconciliation between tax expense and the amount of tax on net accounting income at the Company’s statutory rate of 26.5% (2012 - 26.5%) percent is as follows:

	December 31	December 31
	2013	2012
Loss before tax from continuing operations	$(2,378,023)	$(2,461,305)

Income tax using corporation statutory tax rate	(630,200)	(652,200)
Adjustment for share issue costs	-	(99,000)
Loss carry forward adjustment	(78,137)	-
Change in tax rate and other	63,237	164,300
Deferred income taxes not recognized	645,100	586,900

	$-	$-

Deferred income tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	December 31	December 31
	2013	2012
Non-capital loss carry-forwards	$1,347,300	$717,100
Property and equipment	10,300	62,900
Share issue costs	165,000	97,200
Less: Deferred income taxes not recognized	(1,522,600)	(877,200)

Total deferred tax assets	$-	$-

Loss Carry Forwards

As at December 31, 2013, unused loss carry-forwards expire in the following taxation years:

2030	$1,004,807
2031	1,513,862
2032	482,352
2033	2,082,926

14.	Capital Risk Management

The Company includes equity, comprised of issued common share capital, other equity and deficit, in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its digital media distribution systems, and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants, debt or by securing strategic partners.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

14.	Capital Risk Management (continued)

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the years ended December 31, 2013 and 2012.

15.	Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management is carried out by management under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(a)	Market risk

(i) Currency risk:

The Company is still in its pre-commercialization phase and as such has limited exposure to foreign exchange risk. Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.

(ii) Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash and cash equivalents and investments earn interest at market rates.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest do not have a significant impact on the Company’s results of operations as interest expense represents approximately 0.1% (2012 – 0.7%) of total expenses. A 1.0% change in interest rates would not have a significant impact on the interest income.

(b)	Credit risk

The Company is subject to risk of non-payment of loans receivable. The Company mitigates this risk by monitoring the credit worthiness of its customers.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

15.	Financial Risk Management (continued)

	(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is also actively involved in the review and approval of planned expenditures.

As at December 31, 2013, the Company has trade and other payables of $478,282 (2012 - $303,218) due within 12 months and has cash and cash equivalents of $5,550,788 (2012 – $1,633,334) to meet its current obligations.

16.	Subsequent Events

	a)	Convertible Debenture

On March 21, 2014, the Company completed a financing with FBC Holdings S.A.R.L., a wholly-owned subsidiary of Cyrus Capital Partners L.P. (collectively, “Cyrus”), whereby Cyrus subscribed for a convertible secured debenture of the Company in the principal amount of U.S. $5,000,000 (the “Debenture”).

The Debenture has a four year term maturing on March 21, 2018, bears interest at 8% per annum, to be paid semi-annually in cash or shares at the option of the Company. The Debenture is convertible at any time into common shares in the capital of the Company (the “Conversion Right”) at a price of U.S. $7.50 (the “Conversion Price”). The Company shall have the right to force the conversion of the Debenture if the trading price of the common shares for 10 successive days in which the shares actually trade on the TSX Venture Exchange (the “TSXV”) or other principal exchange, exceeds 150% of the Conversion Price. In addition, the Company shall have the right to repay in full the outstanding balance owing under the Debenture at any time during the first 12 months of the term for an amount equal 120% of the balance then outstanding and at any time during the second year of the term for an amount equal 125% of the balance then outstanding.

The Company and each subsidiary has granted a first ranking security interest in favour of Cyrus against all of their assets, save and except that Cyrus has agreed to subordinate its security interest in favour of a loan facility to be provided to the Company by a bank or commercial lender not to exceed U.S. $3,000,000. There are no restrictions on the Company entering into additional unsecured indebtedness.

Sphere 3D Corporation
(Formerly T.B. Mining Ventures Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian Dollars)

16.	Subsequent Events (continued)

	b)	V3 Asset Purchase Agreement

On March 21, 2014, the Company closed an Asset Purchase Agreement to acquire all the assets, including patents, trademarks and other intellectual property of V3 Systems, Inc., a leader in providing VDI architecture, software and hybrid Desktop-as-a-Service solutions.

The Company paid a purchase price of U.S. $9.7 million with $4.0 million in cash (less any amounts received on an interim basis prior to closing) and issued 1,089,867 common shares of the common stock of the Company. At December 31, 2013, the amounts provided on an interim basis prior to closing amounted to $203,641.

In addition, V3 Systems shall be entitled to receive an earn-out based on achieving certain milestones in revenue and gross margin of up to a further U.S. $5.0 million (the “Earn-Out”), payable at the discretion of Sphere 3D in cash or shares (up to a maximum of 1,051,414 common shares), to be priced at a 20-day weighted average price calculated at the time(s) the Earn-Out is realized. The Earn-Out is based on a sliding scale of revenue of the V3 Systems business (subject to minimum margin realization), subject to a maximum payment of U.S. $5.0 million upon earn-out revenue of U.S. $12.5 million.